Insider transaction detail - View details for insider	2010-06-04 10:22 ET

Transactions sorted by :	Insider
Insider family name :	Noyes ( Starts with )
Given name :	Erwin ( Starts with )
Filing date range :	June 3, 2010 - June 3, 2010
Equity securities :	Common Shares

Insider name:	NOYES, Erwin Lewis

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Ceased to be Not applicable
Insider:
Security designation: Common Shares

A	1647442	2010-06-02	2010-06-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-16,000	7.7600	186,347	186,347

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
	1647453	2010-06-02	2010-06-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,000	7.7700	177,347	177,347
	1647455	2010-06-02	2010-06-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	7.7800	167,347	167,347
	1647458	2010-06-02	2010-06-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-7,000	7.8000	160,347	160,347
	1647461	2010-06-02	2010-06-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-8,000	7.8300	152,347	152,347
	1647468	2010-06-02	2010-06-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-48,000	7.9000	104,347	104,347
	1647481	2010-06-02	2010-06-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	7.9200	103,347	103,347
	1647486	2010-06-02	2010-06-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	7.9400	102,347	102,347
O	1647442	2010-06-03	2010-06-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-16,000	7.7600		186,347